

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

**Via fax (262) 367-0717**

August 12, 2010

Justin Dearborn
Chief Executive Officer
Merge Healthcare Incorporated
6737 West Washington Street, Suite 2250
Milwaukee, WI 53214

> **Re:** **Merge Healthcare Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed April 30, 2010**
> **Forms 8-K Filed April 30, 2010 and June 18, 2010**
> **File No. 001-33006**

Dear Mr. Dearborn:

We have reviewed your letter dated July 23, 2010 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 15, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Financial Statements

Note (1) – Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page 51

1. We have reviewed your response to prior comment 5 and note that the renewal rate ranges for arrangements with original equipment manufacturers ("OEM") are much lower than those renewal ranges noted with other customers. Please explain to us why the OEM renewal rates are lower and tell us how the services provided under these

arrangements are different from your other customers.  As part of your response, please explain to us how you have concluded that the OEM renewal rates are substantive.

2.      We note your response to prior comment 6 only addresses services in the first stage of your Saas arrangements.  Please describe the nature of the services performed in the second and third stages and tell us how you measure performance in these stages.  In this regard, we note that your response currently indicates that you measure performance based on labor hours; however, it is unclear to us how this measure of performance would be applied to hosting services.

Item 9A. Controls and Procedures

(a) Disclosure Controls and Procedures, page 76

3.      We note the proposed disclosure provided in your response to prior comment 10.  Please ensure that your disclosure also indicates that your disclosure controls and procedures are "designed to provide reasonable assurance of achieving their objectives."  See Section II.F.4 of SEC Release No. 33-8238.

Exhibit Index, page 80

4.      We refer to prior comment 11.  Exhibits that were required to have been filed with your Form 10-K in answer to Item 601 of Regulation S-K must be filed pursuant to an amendment to that Form 10-K.  Please amend your filing to include the value added reseller and VAR agreements entered into with Merrick Healthcare in March 2009 and February 2010, respectively, and the license agreement and term note agreement with the same entity.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation

Compensation Discussion and Analysis

Potential Payments upon Termination or Change in Control

Description of Agreements Providing for Potential Payments, page 11

5.      We note your response to prior comment 17.  Please supplementally quantify the estimated payments and benefits that would be provided in each covered circumstance, as previously requested.  Please also tell us why you believe that you need not include this information in an amendment to your Form 10-K.

Transactions with Related Persons, page 15

6.      We note your response to prior comment 19.  Please tell us what disclosure you were required to make in your Form 10-K pursuant to Item 404(a) regarding the value added reseller and VAR agreements entered into with Merrick Healthcare in March 2009 and February 2010, and tell us why you believe you need not include this information in an amendment to your Form 10-K.

Forms 8-K Filed April 30, 2010 and June 18, 2010

7.      We note your response to prior comment 20 and it remains unclear to us why it was appropriate to eliminate historical stock-based compensation.  In this regard, we note that employee compensation is a recurring expense and represents the costs of compensating your employees.  As part of your response, please explain in greater detail, why you believe that you have met each of the criteria in Rule 11-02(b)(6) of Regulation S-X.

        You may contact Robert Benton, Staff Accountant, at (202) 551-3804 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters.  Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or David Orlic, Staff Attorney, at (202) 551-3503.  If you need further assistance, you may contact me at (202) 551-3499.

                                        Sincerely,


                                        Kathleen Collins
                                        Accounting Branch Chief